SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 21)*
Scientific Games Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number)

Frances Townsend Vice Chairman, General Counsel and Chief Administrative Officer MacAndrews & Forbes Incorporated 35 East 62nd Street New York, New York 10065 (212) 572−8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,960,601 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
3,960,601 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,960,601 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,838,873 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
3,838,873 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,838,873 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,311,614 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
3,311,614 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,311,614 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
254,592 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
254,592 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
254,592 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
271,667 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
271,667 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
271,667 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
0 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
0 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
0 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO

Item 1. Security and Issuer
This Amendment No. 21 to the statement on Schedule 13D, which amends and supplements the Schedule 13D originally filed by MacAndrews & Forbes Incorporated (“M&F”) and SGMS Acquisition Corporation (“SGMS One”) on November 26, 2003, is filed by The ROP Revocable Trust dated 1/9/2018 (the “ROP Revocable Trust”), M&F, SGMS One, RLX Holdings Two LLC (“RLX”), SGMS Acquisition Two LLC (formerly SGMS Acquisition Two Corporation) (“SGMS Two”), SGMS Acquisition Three LLC (“SGMS Three”), MacAndrews & Forbes LLC (“M&F LLC”) and MacAndrews & Forbes Group, LLC (“M&F Group”) (each of the foregoing, a “Reporting Person” and, collectively, the “Reporting Persons”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Scientific Games Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6601 Bermuda Road, Las Vegas, Nevada 89119.  This Amendment No. 21 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.
Item 4. Purpose of Transaction
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On October 21, 2020, SGMS One, SGMS Two, SGMS Three and M&F Group sold 2,232,141 shares of Common Stock for $28.00 per share, constituting an additional tranche of the sale transactions contemplated by the previously disclosed stock purchase agreement (the “Stock Purchase Agreement”) by and among Pivot Buyer LLC (“Buyer”) and SGMS One, RLX, SGMS Two, SGMS Three and M&F Group. Buyer is a Delaware limited liability company formed by affiliates of Caledonia (Private) Investments Pty Limited, an Australian Proprietary Company.
The Reporting Persons undertake no obligation to make additional disclosures in connection therewith except to the extent required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D. In addition, each of the Reporting Persons and Schedule I Persons continues to reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.
Item 5. Interest in Securities of the Issuer
The information contained in the first four paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b) As of the close of business on October 21, 2020, (i) SGMS One has sole voting power and sole dispositive power over 3,311,614 shares of Common Stock, representing approximately 3.5% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 254,592 shares of Common Stock, representing approximately 0.3% of the Common Stock, (iii) SGMS Two has sole voting power and sole dispositive power over 271,667 shares of Common Stock, representing approximately 0.3% of the Common Stock and (iv) SGMS Three and M&F Group (of which M&F LLC is the sole member) do not beneficially own any shares of Common Stock.
Because SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 4.0% of the Common Stock.
The ROP Revocable Trust, as the sole stockholder of M&F, may be deemed to beneficially own all shares of Common Stock beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group, which, together with the 122,728 shares of Common Stock owned directly by the ROP Revocable Trust, represent approximately 4.2% of the Common Stock.
Ronald O. Perelman, the sole trustee and beneficiary of the ROP Revocable Trust and Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by the ROP Revocable Trust, M&F, SGMS One, RLX, SGMS Two, SGMS Three, M&F LLC and M&F Group described above.

Frances Townsend, Vice Chairman, General Counsel and Chief Administrative Officer of M&F, beneficially owns 95,846 shares of Common Stock, representing approximately 0.1% of the Common Stock.
The information contained in the last two paragraphs under “(a)-(b)” of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The percentages set forth in the preceding paragraphs of this Item 5 have been calculated based upon 95,169,777 shares of Common Stock outstanding as of October 15, 2020.
(c) Except as described in Item 4 of the Schedule 13D or as previously disclosed in this Item 5(c), none of the persons named above nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock during the past sixty days.
(e) As a result of the transactions described herein, on October 21, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock. This Amendment No. 21 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses to Items 4 and 5 of this Schedule 13D are incorporated by reference herein.

SIGNATURES
After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.
Dated as of: October 21, 2020	THE ROP REVOCABLE TRUST DATED 1/9/2018

	By:	/s/ Ronald O. Perelman
Name: Ronald O. Perelman
Title: Trustee
MACANDREWS & FORBES INCORPORATED

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Vice President, Controller
SGMS ACQUISITION CORPORATION

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Senior Vice President, Controller
RLX HOLDINGS TWO LLC

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Senior Vice President, Controller
SGMS ACQUISITION TWO LLC

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Senior Vice President, Controller
SGMS ACQUISITION THREE LLC

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Senior Vice President, Controller
MACANDREWS & FORBES LLC

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Vice President, Controller
MACANDREWS & FORBES GROUP, LLC

	By:	/s/ Edward Mammone
Name: Edward Mammone
Title: Vice President, Controller